Neovasc Responds to FDA Not-Approvable Letter Regarding Neovasc Reducer™

VANCOUVER and MINNEAPOLIS -- Neovasc Inc. ("Neovasc" or the "Company") (Nasdaq, TSX: NVCN) announced today that it has received a "not-approvable" letter from U.S. Food & Drug Administration (FDA) regarding its PMA submission for the Neovasc Reducer™ (Reducer).

Fred Colen, Neovasc CEO, said, "While we are disappointed in FDA's decision, the letter was not unexpected, given the outcome of the Panel meeting." He continued, "Millions of patients suffer from refractory angina, and for many, the Reducer offers hope for symptom relief. We will continue to evaluate our strategic options for bringing the Reducer to patients around the world."

The FDA reviewed Reducer for treatment of patients with refractory angina pectoris despite guideline directed medical therapy, who are unsuitable for revascularization by coronary artery bypass grafting or by percutaneous coronary intervention. The Reducer is CE-marked in the European Union for the treatment of refractory angina.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the safety and effectiveness of the Reducer and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, market and other conditions as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2020 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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